BMO Funds, Inc.

111 E. Kilbourn Ave.

Milwaukee, WI 53202

June 26, 2013

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:	BMO Funds, Inc. (formerly, Marshall Funds, Inc.) (the “Registrant”)
(File	No.: 333-188841)

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you and Ms. Kathy Churko on Monday, June 17, 2013 regarding the Proxy Statement/Prospectus on Form N-14 (“Proxy Statement/Prospectus”) filed by the Registrant on May 24, 2013 relating to the reorganization of one series of the Registrant, the BMO Aggregate Bond Fund (the “Aggregate Bond Fund”), into another series of the Registrant, the BMO TCH Core Plus Bond Fund (the “Core Plus Bond Fund” and together with the Aggregate Bond Fund, the “Funds”).

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement/Prospectus.

General

1.	Comment: Pursuant to Rule 488, please file the opinion and consent of counsel and the tax opinion.

Response:  The Registrant will file the requested opinions with the post-effective amendment of the registration statement on Form N-14 to be filed concurrently with this letter pursuant to 485(b).

Ms. Deborah O’Neal-Johnson

June 26, 2013

2.	Comment: For the Aggregate Bond Fund documents incorporated by reference into the Proxy Statement/Prospectus, please advise whether the Registrant intends to mail those documents along with the Proxy Statement/Prospectus to the Aggregate Bond Fund shareholders.

Response: The Registrant supplementally advises that it will mail the documents that are incorporated by reference into the Proxy Statement/Prospectus and that are required by Form N-14 to accompany the Proxy Statement/Prospectus.

3.	Comment: Please advise whether the Registrant intends to mail the Proxy Statement/Prospectus at least 20 business days prior to the date of the special meeting of shareholders.

Response: The Registrant supplementally advises that it will mail the Proxy Statement/Prospectus at least 20 business days prior to the meeting date.

Summary

4.	Comment: Under “Summary – Comparison of the Aggregate Bond Fund to the Core Plus Bond Fund,” please revise the summary of annual operating expenses of the Funds to either include the fee waiver and expense limitation agreement line item or remove the disclosure entirely.

Response: The Registrant has revised the disclosure to include the fee waivers.

5.	Comment: Under “Summary – The Funds’ Fees and Expenses,” please revise the fees and expenses table to reflect that the expense limitation agreement in the Pro Forma disclosure will be in place for at least one year from the date of the Proxy Statement/Prospectus.

Response: The Registrant has revised its disclosure to reflect that the expense limitation agreement for the Funds is effective through December 31, 2014.

6.	Comment: Under “Summary – The Funds’ Fees and Expenses,” please advise whether only the Registrant’s Board of Directors may terminate the expense limitation agreement prior to December 31, 2014.

Response: At any time, only the Registrant’s Board of Directors or vote of a majority of the outstanding voting securities may terminate the investment advisory agreement between the Registrant and the Adviser, which automatically terminates the expense limitation agreement. The Registrant has revised the disclosure.

Ms. Deborah O’Neal-Johnson

June 26, 2013

Information about the Reorganization

7.	Comment: Under “Information about the Reorganization – Board Considerations,” please include the Rule 17a-8 language.

Response: The Registrant has revised its disclosure to include the Rule 17a-8 language.

8.	Comment: Under “Information about the Reorganization – Capitalization,” please include the share adjustments.

Response: The Registrant has revised its disclosure to include the share adjustments.

Additional Information about the Funds

9.	Comment: Under “Additional Information about the Funds – Tax Information,” please include an explanation that even if shareholders invest through a tax-deferred arrangement, their investments may be taxable upon withdrawal.

Response: The Registrant has revised its disclosure.

Financial Highlights

10.	Comment: Under “Financial Highlights,” please definitively state whether the BMO TCH Core Plus Bond Fund will be the accounting survivor.

Response: The Registrant has revised its disclosure.

Statement of Additional Information

11.	Comment: Under “Statement of Information – Pro Forma Financial Information” please revise the pro forma narrative to reflect that the expense limitation agreement will be in place for at least one year from the date of the Proxy Statement/Prospectus.

Response: The Registrant has revised its disclosure to reflect that the expense limitation agreement for the Funds is effective through December 31, 2014.

12.	Comment: Under “Statement of Information – Reorganization Costs,” please include the estimated costs of the Reorganization and confirm that the NAST analysis was conducted.

Response: The Registrant has revised its disclosure and supplementally confirms that the NAST analysis was conducted.

Ms. Deborah O’Neal-Johnson

June 26, 2013

*****

Please call me at (414) 765-8241 if you have any questions.

Very truly yours,

/s/ Michele L. Racadio

Michele L. Racadio

Secretary

cc:        Working Group